

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

Mail Stop 4631

November 16, 2009

Ms. Karen Clark
Chief Executive Officer
Green Energy Live, Inc.
1740 44th Street, Suite 5-230
Wyoming, MI 49519

> **RE: Form 10-K/A for the year ended December 31, 2008**
> **Form 10-Q/A for the period ended March 31, 2009 and Form 10-Q for**
> **the period ended June 30, 2009**
> **Form 8-K/A filed October 13, 2009**
> **File No. 0-53216**

Dear Ms. Clark:

We have reviewed your response letter dated October 30, 2009 and have the following additional comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K/A FOR THE YEAR ENDED DECEMBER 31, 2008</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings. When you file your amended documents, please be sure to include an explanatory note describing the reasons for the amendments.

2. You have responded that you will comply with prior comments 8-11, 15 and 16 in your amended filings. Please tell us when you expect you to file amendments to your December 31, 2008 Form 10-K/A as well as your March 31, 2009 Form 10-Q/A and June 30, 2009 Form 10-Q.

Item 7 – Management's Discussion and Analysis of Financial Conditions and Plan of Operations, page 6

General

3. We have reviewed your response to prior comment 5. As we previously requested, please discuss in detail the business reasons for the changes between periods in your financial statement line items. In doing so, please disclose the amount of each significant change in line items between periods and the business reasons for it. For example, you should separately discuss the changes between periods in interest income, consulting fees to shareholders, professional fees, and general and administrative expenses. In circumstances where there is more than one business reason for the change, attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. Please show us what your revised MD&A will look like. See Item 303(a)(3) of Regulation S-K.

4. We have reviewed your response to prior comment 6. It is not clear what your proposed disclosures are in response to our comment. As such, please show us in your supplemental response what the revisions will look like regarding the existence and timing of commitments for capital expenditures and other known and reasonably likely cash requirements. Please also disclose the anticipated source of funds you will use to fulfill such commitments. See Item 303(a)(2)(i) of Regulation S-K and Part IV of SEC Interpretive Release No. 33-8350.

5. We have reviewed your response to prior comment 7. Your response indicates that you will revise the liquidity section to provide further discussion of the changes in operating, investing and financing cash flows as depicted in your statement of cash flows. As previously requested, please show us in your supplemental response what the revisions will look like.

6. We have reviewed your response to prior comment 12. We note that the auditor did not believe that their report needed to include a going concern explanatory paragraph. Please show us how you will revise your MD&A in future filings to more clearly explain management's plans for addressing the accumulated deficits, lack of revenues, minimal cash on hand, negative operating cash flows and limited operating history in order to sustain operations for at least one year from the balance sheet date.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

Interim Financial Statements

Note 5 – Subsequent Event, page 10

7. We have reviewed your response to prior comment 17. We note your response that you will revise your disclosure in future filings. As previously requested, please show us in your supplemental response what the revisions will look like.

FORM 8-K/A FILED OCTOBER 13, 2009

Exhibit 99.2 – Comanche Livestock Exchange LLC Audited Financial Statements for the years ended December 31, 2008 and 2007

8. Please amend your Form 8-K/A to provide an auditors' report that is signed, dated and indicates the city and state where the report was issued. Please refer to Rule 2-02(a) of Regulation S-X.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days, or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

If you have any questions regarding these comments, please direct them to Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424.

Sincerely,

Rufus Decker
Accounting Branch Chief